

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Trent McKendrick
Chief Executive Officer
Lever Global Corp
Level 11, 9255 W Sunset Blvd
West Hollywood, CA 90069

> **Re: Lever Global Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 23, 2022**
> **File No. 333-266157**

Dear Mr. McKendrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note your response to prior comment 2. Please disclose on the cover page that your CEO, Trent McKendrick, has sufficient voting power to control the outcome of all issues submitted to the vote of your common stockholders. Please disclose here Mr. McKendrick's voting power and whether the company will be a controlled company. Also disclose here that Series A Preferred stock has voting rights of 20 votes per share and the common stock being offered in this prospectus has one vote per share.

2. We note your response to prior comment 3. Please revise the cover page and any other relevant disclosure to state that, at present, you do not have a public market; the selling shareholders will offer and sell their shares at a fixed price until your shares are listed on a

national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, or any other stock exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Description of Business, page 24

3.   We note your revised disclosure in response to prior comment 7 but you continue to state throughout the prospectus that "[a]pproximately 47% of student loan holders qualify for these programs, resulting in ~68.04 m loans with a ~99% approval." Please disclose the source of these statistics or revise accordingly.

Marketing and Sales, page 26

4.   We note your response to prior comment 5. Consistent with your response, please revise your filing throughout to state that your expansion plans are for fiscal 2023. For example, on page 26, you still state that your expansion plans will take place in the fourth quarter of 2022.

Exhibits and Financial Statement Schedules, page 46

5.   Please have your Independent Registered Public Accounting Firm update the date of the consent and refer to the most recent amendment number.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Barnett